FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification
of Transactions of Directors and
 Persons Discharging
Managerial Responsibility
Awards
made by
GlaxoSmithKline

On
28 May
 2009
 the Company granted
share-based awards to Directors
 and
 Persons Discharging Managerial Responsibility

under the
GlaxoSmithKline
2009
Performance Share Plan
 ("the 2009 Performance Share Plan")
. These awards
are subject to performance conditions
.

The
2009
Performance Share Plan
was
 approved by shareholders on
20 May 2009
, and allows
awards to be made to senior executives in the Group, including the Executive Directors.

The details of these awards are shown below.

2009
Performance Share Plan
Under the terms of the
2009 Performance
Share Plan, contingent awards
are granted
over a
 designated number of Ordinary shares
or American Depository Shares (ADSs), with the percentage of awards ultimately vesting depending on performance.

There are two parts to the performance condition
:

  60%
  of
  each award

  is subject to a
  Total Shareholder Return ("TSR")
  condition
  .
  The
  remaining 40% of
  each award
  is subject to an Adjusted Free Cash Flow target
  .

The performance period for the part which is subject to Free Cash Flow and for 50%
 of the part which is subject to TSR is three years
(
1 January 2009

to

31 December 2011
) and for the other 50%
of the part subject to TSR
is four years (
1 January 2009
 to
31 December 2012
)
.

The TSR Condition:-
The TSR
 condition compares the TSR
of
the Company's

shares with the TSR of the shares of
12
 comparator companies over the
performance
 periods
. No awards will vest if
the Company

delivers returns which, when ranked against these companies, rank below the median
.

At median position, vesting is at 30%.
Vesting increases on a sliding scale
with
100% of the award vesting where the Company is ranked
in the upper quartile of
 the comparator group
.

 For these purposes, "Median" is calculated as the average TSR performance of the 6 th
 and 7
th
 placed companies in the comparator group (when excluding the Company). "Upper Quartile" is calculated as the average TSR performance of the 3 rd
 and 4
th
 placed companies in the comparator group (when excluding the Company).

Where
the Company
's TSR performance falls between two comparator companies, vesting is calculated on a straight-line basis
.
To the extent that each part of an award does not vest after the appropriate performance period, it will
lapse.

The companies in the
TSR
comparator group are Abbott Laboratories, AstraZeneca, Bristol-Myers Squibb, Eli Lilly & Co, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough, and Wyeth.
 It is currently anticipated that two of the companies in the TSR comparator group may be acquired during the performance period, in which case the comparator group will be reduced to 10 companies and the vesting schedule will be adjusted accordingly.

The Adjusted Free Cash Flow target:-

Adjusted
Free Cash Flow represents the operating profit of the business adjusted for material factors
 which would typically include exchange rate movements and may include legal and major taxation settlements and special pension contributions. The impact of any acquisition or divestment will be quantified and adjusted for at the time of the event. The Free Cash Flow target for these awards is £13.5 billion, where vesting for this part of each award
will be at 25%, with maximum vesting for
this part
of the award
at
£16 billion. Vesting between these levels will be on a straight-line basis.
 To the extent that
this
 part of
the
 award does not vest
at the end of

the performance period, it
will
lapse.

The individuals in the tables below, who are all
Executive Directors or
persons dischar
ging managerial responsibility

(PDMRs)
, were each granted an award under the terms of the
2009
 Performance Share
Plan as set out. Awards are granted over either the Company's 25p Ordinary
s
hares or over the Company's ADSs. One ADS equals two Ordinary
s
hares.
 Dividends accrue on the shares during the vesting period and vest to the extent that awards
vest

at the end of the relevant performance period
(these are not included in the figures below)
.

	Number of Ordinary s hares potentially vesting in respect of the part of the award subject to the TSR condition

	Less than median	Equal to median position	Upper quartile and above
Mr A P Witty*	0	84,745	282,485
Mr J S Heslop*	0	35,593	118,644
Mr J M Clarke	0	13,860	46,200
Mr S A Hussain	0	13,860	46,200
Mr E J Gray	0	9,000	30,000
Mr J Stephenne	0	9,000	30,000
Mr M Dunoyer	0	7,110	23,700
M s C Thomas	0	7,110	23,700
Mr D Redfern	0	5,220	17,400
Mr S M Bicknell	0	3,825	12,750
Mr D Learmouth	0	3,825	12,750

*
denotes an Executive Director

	Number of ADSs potentially vesting in respect of the part of the award subject to the TSR condition
	(N . B. One ADS represents two Ordinary s hares)

	Less than median	Equal to median position	Upper quartile and above
Dr M Slaoui*	0	12,420	41,400
Mr DJ Phelan	0	6,930	23,100
Mr D Pulman	0	6,930	23,100
Mr D Troy	0	10,395	34,650
Ms D Connelly	0	13,860	46,200
Mr W C Louv	0	4,500	15,000

*
denotes an Executive Director

	Number of Ordinary s hares potentially vesting in respect of the part of the award subject to the Free Cash Flow target

	Less than threshold	Threshold	Maximum
Mr A P Witty*	0	47,081	188,324
Mr J S Heslop*	0	19,774	79,096
Mr J M Clarke	0	7,700	30,800
Mr S A Hussain	0	7,700	30,800
Mr E J Gray	0	5,000	20,000
Mr J Stephenne	0	5,000	20,000
Mr M Dunoyer	0	3,950	15,800
M s C Thomas	0	3,950	15,800
Mr D Redfern	0	2,900	11,600
Mr S M Bicknell	0	2,125	8,500
Mr D Learmouth	0	2,125	8,500

*
denotes an Executive Director

	Number of ADSs potentially vesting in respect of the part of the award subject to the Free Cash Flow target
	(N . B. One ADS represents two Ordinary s hares)

	Less than threshold	Threshold	Maximum
Dr M Slaoui*	0	6,900	27,600
Mr DJ Phelan	0	3,850	15,400
Mr D Pulman	0	3,850	15,400
Mr D Troy	0	5,775	23,100
Ms D Connelly	0	7,700	30,800
Mr W C Louv	0	2,500	10,000

*
denotes an Executive Director

The vesting dates
for these awards
will be the dates, following the end of the three and four year performance periods, on which the Remuneration Committee
determines the extent to which
 the performance conditions have been satisfied or
such other later dates as determined by the Remuneration Committee.

All of the above awards were made on 28 May 2009
. The price of an Ordinary share
on this date was £
10.51
and
the price of an ADS was $
33.50
.
 The awards made to Mr Witty and Mr Heslop were determined, in accordance with the 2009 Performance Share Plan rules, using an Ordinary share price of £10.62 which was the closing price on the day before the grant.

The Company, Directors and
Persons Discharging Managerial Responsibility were advised of these transactions on 29 May 2009
.

This notification is made in accordance with
Disclosure and Transparency Rule 3.1.4R(1)(a).

V Whyte
Deputy
Company Secretary

29 May 2009

Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Lisa Behrens	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 29, 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc